SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2025

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: 2024 Consolidated Financial Statements and Draft Financial Statements of the Parent Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: March 18, 2025

Eni: 2024 Consolidated Financial Statements

and Draft Financial Statements of the Parent Company

San Donato Milanese, March 18, 2025 - Today, the Board of Directors, chaired by Giuseppe Zafarana, approved the 2024 Eni’s Annual Report prepared according to article No. 154-ter of the Italian comprehensive code for exchanges and securities. Consolidated net profit attributable to Eni’s shareholders amounted to €2,624 million.

The Italian version of Eni’s 2024 Annual Report has been prepared in accordance with the European provisions on the standardization of financial languages (ESEF – European Single Electronic Format regulation).

The separate draft financial statements of the parent company for the year ending December 31, 2024, reported a net profit of €6,419 million. The 2024 IFRS consolidated statements and the separate statements of the parent company Eni SpA are enclosed herein.

The fourth instalment of the dividend for the fiscal year 2024 will be resolved by the Board of Directors at its meeting scheduled on April 3, 2025, being the payment date May 21, 2025, the ex-dividend date May 19, 2025, and the record date May 20, 2025.

The 2024 Annual Report (Italian version), in accordance with Article 154-ter of the Italian comprehensive code for exchanges and securities, has been handed to the Board of Statutory Auditors and the Independent Auditors. The Report will be made available to the public within the first ten days of April, at the Company’s registered office, on the company's website, eni.com and in the other manner provided for by current legislation together with the reports of the Board of Statutory Auditors and the Independent Auditors. On the same day, an Annual Report on Form 20-F will be filed with the U.S. SEC.

The Board of Directors approved the Sustainability Statement prepared in conformity with the Italian Legislative Decree No. 125/2024 and included in the management discussion of the 2024 Annual Report, as well as the Report on Corporate Governance and Shareholding Structure and the Remuneration Report prepared according to article No. 123-bis and 123-ter of the Italian comprehensive code for exchanges and securities, respectively. These reports will be made available at the Company's headquarters and published on Eni’s website, in the “Publications” section and in accordance with current regulation, together with the 2024 Annual Report on Form 20-F.

* * *

Francesco Esposito, in his position as Eni’s manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Attachments

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2024	2023
Sales from operations	88,797	93,717
Other income and revenues	2,417	1,099
Total revenues	91,214	94,816
Purchases, services and other	(71,114)	(73,836)
Impairment reversals (impairment losses) of trade and other receivables, net	(168)	(249)
Payroll and related costs	(3,262)	(3,136)
Other operating (expense) income	(352)	478
Depreciation, Depletion and Amortization	(7,600)	(7,479)
Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(2,900)	(1,802)
Write-off of tangible and intangible assets	(580)	(535)
OPERATING PROFIT (LOSS)	5,238	8,257
Finance income	7,715	7,417
Finance expense	(8,980)	(8,113)
Net finance income (expense) from financial assets measured at fair value through profit or loss	388	284
Derivative financial instruments	278	(61)
FINANCE INCOME (EXPENSE)	(599)	(473)
Share of profit (loss) of equity-accounted investments	866	1,336
Other gain (loss) from investments	984	1,108
INCOME (EXPENSE) FROM INVESTMENTS	1,850	2,444
PROFIT (LOSS) BEFORE INCOME TAXES	6,489	10,228
Income taxes	(3,725)	(5,368)
NET PROFIT (LOSS)	2,764	4,860
attributable to:
- Eni's shareholders	2,624	4,771
- Non-controlling interest	140	89

Earnings per share (€ per share)
- basic	0.79	1.41
- diluted	0.78	1.40
Weighted average number of shares outstanding (million)
- basic	3,167.0	3,303.8
- diluted	3,230.4	3,327.1

BALANCE SHEET

(€ million)
	Dec. 31, 2024	Dec. 31, 2023
ASSETS
Current assets
Cash and cash equivalents	8,183	10,193
Financial assets measured at fair value through profit or loss	6,797	6,782
Other financial assets	1,085	896
Trade and other receivables	16,901	16,551
Inventories	6,259	6,186
Income tax assets	695	460
Other assets	3,662	5,637
	43,582	46,705
Non-current assets
Property, plant and equipment	59,864	56,299
Right of use assets	5,822	4,834
Intangible assets	6,434	6,379
Inventory - compulsory stock	1,595	1,576
Equity-accounted investments	14,150	12,630
Other investments	1,395	1,256
Other financial assets	3,215	2,301
Deferred tax assets	6,322	4,482
Income tax assets	129	142
Other assets	4,011	3,393
	102,937	93,292
Assets held for sale	420	2,609
TOTAL ASSETS	146,939	142,606

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,238	4,092
Current portion of long-term debt	4,582	2,921
Current portion of long-term lease liabilities	1,279	1,128
Trade and other payables	22,092	20,654
Income taxes payable	587	1,685
Other liabilities	5,049	5,579
	37,827	36,059
Non-current liabilities
Long-term debt	21,570	21,716
Long-term lease liabilities	5,174	4,208
Provisions for contingencies	15,774	15,533
Provisions for employee benefits	681	748
Deferred tax liabilities	5,581	4,702
Income taxes payable	40	38
Other liabilities	4,449	4,096
	53,269	51,041
Liabilities directly associated with assets held for sale	195	1,862
TOTAL LIABILITIES	91,291	88,962

Share capital	4,005	4,005
Retained earnings	32,403	32,988
Cumulative currency translation differences	8,230	5,238
Other reserves and equity instruments	8,406	8,515
Treasury shares	(2,883)	(2,333)
Net profit (loss)	2,624	4,771
Total Eni shareholders' equity	52,785	53,184
Non-controlling interest	2,863	460
TOTAL SHAREHOLDERS' EQUITY	55,648	53,644
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	146,939	142,606

CASH FLOW STATEMENT

	Full Year
(€ million)	2024	2023
Profit (loss)	2,764	4,860
Adjustments to reconcile profit (loss) to net cash provided by operating activities:
Depreciation and amortization	7,600	7,479
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	2,900	1,802
Write-off of tangible and intangible assets	580	535
Share of (profit) loss of equity-accounted investments	(866)	(1,336)
Gains on disposal of assets, net	(601)	(441)
Dividend income	(227)	(255)
Interest income	(497)	(517)
Interest expense	1,245	1,000
Income taxes	3,725	5,368
Other changes	(158)	(700)
Cash flow from changes in working capital	1,286	1,811
- inventories	68	1,792
- trade receivables	1,145	3,322
- trade payables	110	(4,823)
- provisions for contingencies	(87)	97
- other assets and liabilities	50	1,423
Net change in the provisions for employee benefits	(105)	1
Dividends received	1,946	2,255
Interest received	456	459
Interest paid	(1,130)	(919)
Income taxes paid, net of tax receivables received	(5,826)	(6,283)
Net cash provided by operating activities	13,092	15,119
Cash flow from investing activities	(11,782)	(12,404)
- tangible assets	(7,999)	(8,739)
- prepaid right of use	(5)
- intangible assets	(486)	(476)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(1,795)	(1,277)
- investments	(798)	(1,315)
- securities and financing receivables held for operating purposes	(185)	(388)
- change in payables in relation to investing activities	(514)	(209)
Cash flow from disposals	2,496	845
- tangible assets	1,354	122
- intangible assets	21	32
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	887	395
- investments	526	47
- securities and financing receivables held for operating purposes	69	32
- change in receivables in relation to disposals	(361)	217
Net change in receivables and securities not held for operating purposes	(531)	2,194
Net cash used in investing activities	(9,817)	(9,365)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2024	2023
Increase in long-term financial debt	3,516	4,971
Repayments of long-term financial debt	(4,748)	(3,161)
Payments of lease liabilities	(1,205)	(963)
Increase (decrease) in short-term financial debt	(61)	(1,495)
Dividends paid to Eni's shareholders	(3,068)	(3,046)
Dividends paid to non-controlling interests	(45)	(36)
Capital contribution by non-controlling interests	589	(16)
Sale (purchase) of additional interests in consolidated subsidiaries		(60)
Other contributions	14
Purchase of treasury shares	(2,012)	(1,803)
Issueing effect of convertible bonds		79
Issue of perpetual subordinated bonds	1,778
Coupon payment on perpetual subordinated bonds	(138)	(138)
Net cash used in financing activities	(5,380)	(5,668)
Effect of exchange rate changes and other changes on cash and cash equivalents	83	(62)
Net increase (decrease) in cash and cash equivalents	(2,022)	24
Cash and cash equivalents - beginning of the year	10,205	10,181
Cash and cash equivalents - end of the year	8,183	10,205

IFRS Financial Statements of the parent company

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2024	2023
Sales from operations	35,026	42,790
Other income and revenues	569	432
Total revenues	35,595	43,222
Purchases, services and other	(34,280)	(39,996)
Impairment reversals (impairment losses) of trade and other receivables, net	19	112
Payroll and related costs	(1,130)	(1,166)
Other operating (expense) income	(192)	705
Depreciation, Depletion and Amortization	(577)	(634)
Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(490)	(644)
Write-off of tangible and intangible assets	(2)	(19)
OPERATING PROFIT (LOSS)	(1,057)	1,580
Finance income	5,768	4,344
Finance expense	(6,533)	(4,830)
Net finance income (expense) from financial assets measured at fair value through profit or loss	366	263
Derivative financial instruments	287	(42)
FINANCE INCOME (EXPENSE)	(112)	(265)
INCOME (EXPENSE) FROM INVESTMENTS	6,167	2,282
PROFIT (LOSS) BEFORE INCOME TAXES	4,998	3,597
Income taxes	1,421	(325)
Net profit (loss)	6,419	3,272

BALANCE SHEET

(€ million)
	Dec. 31, 2024	Dec. 31, 2023
ASSETS
Current assets
Cash and cash equivalents	5,142	7,119
Financial assets measured at fair value through profit or loss	6,256	6,280
Other financial assets	6,041	6,212
Trade and other receivables	9,738	8,494
Inventories	1,616	1,856
Income tax assets	490	272
Other assets	1,825	5,227
	31,108	35,460
Non-current assets
Property, plant and equipment	3,686	3,761
Right of use assets	1,484	1,452
Intangible assets	166	253
Inventory - compulsory stock	1,622	1,575
Investments	60,835	60,344
Other financial assets	15,867	15,608
Deferred tax assets	3,408	2,018
Income tax assets	81	100
Other assets	435	654
	87,584	85,765
Assets held for sale	2	2
TOTAL ASSETS	118,694	121,227

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	23,717	23,758
Current portion of long-term debt	2,968	2,529
Current portion of long-term lease liabilities	378	290
Trade and other payables	7,798	7,836
Income taxes payable	5	539
Other liabilities	3,822	5,375
	38,688	40,327
Non-current liabilities
Long-term debt	21,085	21,044
Long-term lease liabilities	1,455	1,606
Provisions for contingencies	5,301	5,641
Provisions for employee benefits	319	336
Deferred tax liabilities		60
Other liabilities	1,111	1,194
	29,271	29,881
TOTAL LIABILITIES	67,959	70,208

Share capital	4,005	4,005
Legal reserve	959	959
Other reserves and equity instruments	42,235	45,116
Treasury shares	(2,883)	(2,333)
Net profit (loss)	6,419	3,272
TOTAL SHAREHOLDERS' EQUITY	50,735	51,019
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	118,694	121,227

CASH FLOW STATEMENT

	Full Year
(€ million)	2024	2023
Net profit (loss)	6,419	3,272
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	577	634
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	490	644
Write-off of tangible and intangible assets	2	19
Share of (profit) loss of investments	783	1,790
Gains on disposal of assets, net	1	(390)
Dividend income	(6,931)	(3,691)
Interest income	(1,726)	(954)
Interest expense	2,228	1,349
Income taxes	(1,421)	325
Other changes	(68)	(149)
Cash flow from changes in working capital	706	871
- inventories	193	1,718
- trade receivables	660	4,134
- trade payables	(97)	(4,612)
- provisions for contingencies	(89)	234
- other assets and liabilities	39	(603)
Net change in the provisions for employee benefits	(15)	35
Dividends received	5,152	2,787
Interest received	1,750	843
Interest paid	(2,247)	(1,239)
Income taxes paid, net of tax receivables received	(293)	32
Net cash provided by operating activities	5,407	6,178
Cash flow from investing activities	(2,711)	(19,406)
- tangible assets	(731)	(648)
- intangible assets	(67)	(77)
- prepaid right of use	(5)
- investments	(1,935)	(2,977)
- financing receivables held for operating purposes		(15,715)
- businesses		(35)
- change in net payables relating to investing activities	27	46
Cash flow from disposals	718	816
- tangible assets	11	7
- intangible assets	8	14
- businesses	2
- investments and assets held for sale	697	472
- financing receivables held for operating purposes		323
Net change in receivables and securities not held for operating purposes	581	886
Net cash used in investing activities	(1,412)	(17,704)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2024	2023
Increase (repayments) in long-term debt	145	2,333
Payment of lease liabilities	(291)	(280)
Increase (decrease) in short-term financial debt	(628)	13,854
Dividends paid	(3,068)	(3,046)
Net purchase of treasury shares	(2,012)	(1,803)
Issuing convertible bonds effects		79
Coupon payment on perpetual subordinated bonds	(138)	(138)
Net cash used in financing activities	(5,992)	10,999
Effect of exchange rate changes on cash and cash equivalents and other changes	20	18
Net increase (decrease) in cash and cash equivalents	(1,977)	(509)
Cash and cash equivalents - beginning of the period	7,119	7,628
Cash and cash equivalents - end of the period	5,142	7,119